Exhibit 99.3


                                 COPYTELE, INC.

                            2003 SHARE INCENTIVE PLAN

                              STOCK AWARD AGREEMENT



     THIS AGREEMENT, dated April 2, 2004 is made among CopyTele, Inc., a Delaware corporation (the "Company") and Denis A. Krusos (the "Participant").


                                   WITNESSETH:

         1. GRANT OF AWARD. Pursuant to the provisions of the CopyTele, Inc. 2003 Share Incentive Plan, as the same may be amended, modified and supplemented (the "Plan"), the Company hereby grants to the Participant as of the day and year first above written, subject to the terms and conditions of the Plan and subject further to the terms and conditions herein set forth, an award of 135,000 shares of common stock, par value $.01 per share, of the Company (the "Stock").

         2. WITHHOLDING. The Participant acknowledges that the Company will have certain withholding obligations upon the issuance or delivery of any stock certificates representing shares of Stock awarded pursuant to this Agreement. In the event the total amount otherwise payable by the Company to the Participant is insufficient to provide the Company with all taxes which it is required to so withhold, the Participant shall pay to the Company such amounts as the Company is required to withhold in excess of such total amount otherwise payable to the Participant, as and when required by law.

         3. ADDITIONAL TERMS.

         (a) Construction. The Plan and this Agreement will be construed by and administered under the supervision of the Committee (as defined in the Plan), and all determinations of the Committee will be final and binding on the Participant.

         (b) Dilution. Nothing in the Plan or this Agreement will restrict or limit in any way the right of the Board of Directors of the Company to issue or sell stock of the Company (or securities convertible into stock of the Company) on such terms and conditions as it deems to be in the best interests of the Company, including, without limitation, stock and securities issued or sold in connection with mergers and acquisitions, stock issued or sold in connection with any stock option or similar plan, and stock issued or contributed to any qualified stock bonus or employee stock ownership plan.
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         (c) Bound by Plan. The Participant  hereby agrees to be bound by all of the terms and provisions of the Plan, a copy of which is available to the Participant upon request.

         (d) Notices. Any notice hereunder to the Company or the Committee shall be addressed to CopyTele, Inc., 900 Walt Whitman Road, Melville, New York, 11747, Attention: Chief Financial Officer.

         (e) Counterparts. This Agreement may be executed in counterparts each of which taken together shall constitute one and the same instrument.

         (f) Governing Law. This Agreement, which constitutes the entire agreement of the parties with respect to the Stock, shall be governed by, and construed and enforced in accordance with, the laws of the State of New York without regard to principles of conflicts of law.

         IN WITNESS WHEREOF, the Company has caused this Agreement to be executed by a duly authorized officer of the Company and the Participant has executed this Agreement, both as of the day and year first above written.

                                                     COPYTELE, INC.

                                                     /s/ Frank J. DiSanto
                                                     --------------------
                                                     Frank J. DiSanto
                                                     President




                                                     ACCEPTED:

                                                     /s/ Denis A. Krusos
                                                     --------------------
                                                     Denis A. Krusos